

January 19, 2011

Philip J. Doherty
Chief Financial Officer
American Petroleum Tankers Parent LLC
c/o The Blackstone Group L.P.
345 Park Avenue, 29th Floor
New York, NY 10154

> **Re: American Petroleum Tankers Parent LLC**
> **Registration Statement on Form S-4**
> **Filed December 22, 2010**
> **File No. 333-171331**

Dear Mr. Doherty:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Supplemental letter dated December 21, 2010

1. Please revise to include all of the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters, including representations that with respect to any broker-dealer that participates in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or an affiliate of yours to distribute the New Notes.

Form S-4 filed December 22, 2010

General

2.  Please file your charter agreements with BP, Chevron, Marathon and MSC and the July 2009 settlement agreement as exhibits to your next amendment.

Outside Cover Page of the Prospectus

3.  We note the reference to "Broker-dealers who acquired the Original Notes directly from the issuers…." Please revise to clarify that, as stated in the fifth paragraph on page 47, "A broker-dealer that acquired Original Notes directly from us cannot exchange the Original Notes in the exchange offer."

Prospectus Summary, page 1

Our Company, page 1

4.  Please discuss briefly your auditors' going concern opinion in the summary.

5.  Please provide a brief discussion of what you mean by "Jones Act marine transportation services" in the summary.

Summary Consolidated Historical and Operating Data and Other Financial Information, page 9

6.  We note your use of the Non-GAAP financial measures EBITDA and EBITDA excluding certain charges. Please revise your disclosure to explain whether the Company uses this measure as an operating performance measure or a liquidity measure and to the reasons why management believes the presentation of these Non-GAAP financial measures provides useful information to investors regarding the Company's financial condition and results of operations. See guidance in Item 10(e) of Regulation S-K.

Risk Factors, page 11

We depend on Crowley and its affiliates, page 19

7.  Please revise to state that if you become a reporting company as a result of completion of this exchange offer, and a revised administrative fee is not agreed to within 60 days, Crowley may terminate the Crowley Management Agreement with 30 days written notice to you, as noted on page 74.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 35

Liquidity and Capital Resources, page 42

8. We note that your liquidity section includes a discussion of working capital and
changes in cash flows for the nine months ended September 30, 2010 compared to
the nine months ended September 30, 2009. Please revise to expand your
liquidity discussion to cover the three-year period covered by the financial
statements, using year-to-year comparisons or any other format to enhance the
reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation
S-K.

The Exchange Offer, page 47

General, page 47

9. Please expand your discussion of the sale of initial notes to disclose the
exemption from the registration requirements of the Securities Act relied upon in
selling the Original Notes and explain why you were entitled to rely on that
exemption.

Terms of the Exchange Offer, page 47

10. We note on page 47 reference to holders of the New Notes "other than any holder
that is an affiliate of ours." Additionally we note your disclosure on page 52 that
participants must represent that "the holder is not our 'affiliate', as defined under
Rule 405 of the Securities Act, or, if the holder is an affiliate, will comply with
the registration and prospectus delivery requirements of the Securities Act to the
extent possible." Please revise to indicate without qualification that your affiliates
may not participate in this exchange offer or please advise.

11. Please revise the last sentence of the fourth paragraph of this section and the third
sentence of the third paragraph of the section "Withdrawal of Tender" on page 53
to state that the issuer will issue the New Notes or return the Original Notes
promptly after expiration or withdrawal. See Exchange Act Rule 14e-1(c).

12. We note the disclosure in the fifth paragraph of this section indicating that you
will return Original Notes not accepted for exchange "as promptly practicable"
after the expiration date. Rule 14e-1(c) requires that you exchange the notes or
return the old notes "promptly" upon expiration or termination of the offer, as
applicable. We note similar disclosure in the last sentence on page 51 and the
third sentence of the third paragraph of the section "Withdrawal of Tender" on
page 53. Please revise here and throughout the document, as necessary.

Expiration Date; Extensions; Amendment, page 50

13. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. *See* Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Conditions, page 53

14. We note that you may determine "in [y]our reasonable discretion" whether certain offer conditions exist. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

15. Please refer to the fourth paragraph on page 50 and the first sentence of this section. While it is appropriate to delay acceptance to allow for regulatory approval, it is not appropriate to delay acceptance for general legal compliance, absent an extension of the offer. Please revise, or explain to us how such delay will be consistent with Rule 14e-1(c).

Business, page 56

16. Please provide bases for your statements on page 56 that the major oil companies "may ultimately prohibit vessels older than 25 years from entering their proprietary terminals" in the fourth paragraph and regarding "the dramatic 27% decline in tanker supply" in the sixth paragraph. Additionally please explain to us how the chartering arrangements for the Sunshine State will not expose you to the spot market in 2011.

17. Please revise throughout to remove qualitative statements. We note for example the use of "most successful" and "dramatic" on page 56, "strong relationships" on page 57, "highly reputable" on page 58, "rigorous inspections" on page 59, and "superior technical management" on page 60. Additionally please significantly revise the section "Our Business Strategy" on page 58 in this regard.

Our Competitive Strengths, page 60

18. Please provide bases for your statements that you have the "youngest" Jones Act tanker fleet and the remaining Jones Act tanker fleet has "an average age of 22 years."

19. Please revise to clarify what you mean by "steady and predictable" and "strong" contract revenue and cash flows. Please explain to investors how the reputation of Crowley, your technical manager, will help you maintain long-term customer relationships. Revise to define "minimal" capital expenditures. Please revise to explain what you mean by "committed" financial support to disclose the amount of commitment currently available.

## Our Competition, page 61

20. Please revise to provide an estimate of the "finite number of vessels… currently eligible to engage in U.S. coastwise petroleum transport." Please also revise to discuss the competitive conditions of both the MSC and non-MSC arenas in which you operate.

## Major Oil Company Vetting Process, page 62

21. Please discuss your SIRE and TMSA status.

22. Please revise to remove reference to companies with which you do not have agreements currently in effect.

## Management, page 70

23. Briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Foley and Klimczak should serve as directors of the company.

## Security Ownership of Certain Beneficial Owners and Management, page 76

24. Please identify the natural persons who have or share voting and investment power over the shares held by the Blackstone Funds.

## Certain Relationships and Related Party Transactions, page 77

25. Please provide the information required by Item 404(b) of Regulation S-K.

## Statement of Changes in Members Equity, page F-6

26. We note that in the years ended December 31, 2009 and 2008 the entire net loss was allocated to the Class B membership interests. Please explain to us and revise your disclosure in Note 11 to indicate your policy for allocating any losses to the members.

Statements of Cash Flows, page F-7

27. We note that as part of the adjustments to reconcile net loss to net cash used in operating activities on the statements of cash flows, you have a line item captioned "other." In light of the significance of this amount to the net cash used in operating activities for the year ended December 31, 2009, please explain to us and revise your disclosure to explain the nature of any material amounts included in this line item.

28. Please disclose any noncash investing and financing activities (e.g. accrual for estimated payments due to NASSCO) either in narrative or summarized in a schedule in accordance with ASC 230-10-50-3.

Notes to the Financial Statements

General

29. We note from your disclosure on page 36 in MD&A that drydocking costs are deferred and amortized over the estimated period between drydockings. Please tell us where deferred drydocking costs are included on the balance sheet as of December 31, 2009 and September 30, 2010, if any. Also, please expand your disclosure in the notes to the financial statements to include your accounting policy for drydocking costs and to provide a detailed description of the types of drydocking costs included on the balance sheet and an affirmative statement that the types of costs deferred are consistent in all periods presented. If the types of costs deferred are not consistent, provide a discussion of any changes in types of costs deferred.

Note 4. Summary of Significant Accounting Policies

Revenue and Expense Recognition, page F-11

30. We note your disclosure that revenues from long-term time charters of vessels with annual escalation clauses are recognized on the straight-line basis. Please tell us and revise your disclosure to indicate the time period over which the revenue is recognized. Include in your response when you begin and end revenue recognition related to the charters.

Note 7. Construction Contract, page F-14

Note 8. Vessels and Construction in Progress, Net, page F-14

31. We note your disclosure that as a result of contract changes entered into with NASSCO which revised the timing of future payments, the Company accrued

$86,689 for estimated costs owed to NASSCO based on the percentage of completion of the vessels under construction at December 31, 2009.  We also note that based upon your disclosures included in the interim financial statements, a payment for vessel construction was not made until July 2010.  In this regard, please specifically tell us the revisions that were made to the timing of future payments and explain the underlying business reason for the contract changes, including why it appears NASSCO was willing to accept a revised payment schedule that provided for extended payments terms.  Furthermore, please tell us, other than the changes related to the timing of future payments, whether there were any other significant changes in terms and conditions made to the construction contract.

32. In addition, given the significance of the amounts accrued for estimated costs at December 31, 2009 and September 30, 2010, please explain to us and revise your disclosures to discuss why you believe your accounting treatment, which essentially represents a gross-up of the balance sheet, is appropriate.  Include in response, how you determined or calculated the amount owed to NASSCO at December 31, 2009 and September 30, 2010.  We may have further comment upon receipt of your response.

Unaudited Interim Financial Statements for the Nine Months Ended September 30, 2010

Note 7. Long-Term Debt – Sponsor Facility, page F-29

33. We note your disclosure that in May 2010 you entered into an amendment to the Sponsor Facility Agreement to convert the revolving credit loans to a term loan, extend the maturity to May 2016 and to increase the paid-in-kind interest rate to 12%.  Please tell us how you accounted for this debt modification in accordance with ASC 470-50-40, as applicable.

Signatures, page II-6

34. Please revise to have the registration statement signed by the principal financial officer and controller or principal accounting officer of each registrant.

Exhibit 5.1

35. Please revise the fourth paragraph to delete the phrase "without independent investigation."  Counsel should investigate or verify any factual matters relevant to the rendering of its opinion as purchasers of the notes are not in a position to perform such an investigation or verification.

36. Please delete parts (i), (ii), and (iii) of the sixth paragraph, or clarify that these statements do not apply to the Issuers and the Guarantors.

Exhibit 99.1

37. Please revise the statement in the fifth paragraph of the body of the letter that "if the holder is not a broker-dealer, the holder and each beneficial owner, if any, are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in any distribution of the New Notes received in exchange for Original Notes" so that it applies to any party acquiring the New Notes in the Exchange Offer.

38. Please delete the language in the last sentence of the fifth paragraph of the body of the letter of transmittal requiring the holder to acknowledge or certify that he/she has read all of the terms of the exchange offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (201) 551-3306 if you have questions regarding comments on the financial statements and related matters.  Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc:     Michael R. Littenberg, Esq.
        Fax: (212) 593-5955